
02058835

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
SEP 30 2002
WASH. D.C.
164
SECTION

For the month of September, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BMO Financial Group

News

FOR IMMEDIATE RELEASE

BMO Financial Group Acquires myCFO Assets, Continues Selective and Substantial U.S. Expansion

Builds on Wealth Management Distribution Capability in Key Markets

TORONTO, September 27, 2002 – BMO Financial Group (TSX, NYSE: BMO) continues its strategic approach of selective and substantial expansion in the United States with the announcement today that it has acquired certain assets of California-based myCFO. The acquisition builds on the organization's wealth management distribution capability in key markets across the U.S.

myCFO is a provider of customized investment and advisory services to wealthy families. It brings an attractive high net worth client base, a team of professional wealth advisors and capabilities and services that are highly complementary to BMO's private banking business in the U.S.

The acquisition will expand and enhance the family office and investment capabilities of The Harris. In addition, it includes client centres in six new metropolitan areas previously identified by BMO as targets for private bank expansion: Los Angeles, San Francisco, Orange County and Mountain View, California; Denver, Colorado and Atlanta, Georgia. They will join Harris Private Bank's existing offices in Arizona, Florida, Washington and Illinois.

The transaction is the ninth by BMO Financial Group in the U.S. in less than three years. The addition of myCFO's assets adds approximately $US 5.7 billion ($Cdn 9 billion) in assets under administration. The transaction is valued at $US 30 million ($Cdn 47 million). Excluding one-time costs, the impact of the transaction on the organization's cash EPS is nominal and it will be cash neutral by year three and accretive thereafter. It is expected to close by calendar year-end, subject to regulatory approval.

myCFO will become part of The Harris, BMO's U.S. wealth management business, which offers clients direct investing through Harris*direct* and its top-ranked technology platform, full service investing, mutual funds, institutional money management and private banking. In May 2000, The Harris Private Bank model was also adopted in Canada as BMO Harris Private Banking.

BMO Financial Group's wealth management businesses in Canada and the United States are part of the organization's Private Client Group. The Private Client Group provides integrated wealth management services and has total assets under management and administration and term investments of $Cdn 273 billion ($US 173 billion), excluding the assets of Morgan Stanley Individual Investor Group accounts, which will be reflected in the fourth quarter.

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization. It includes BMO Bank of Montreal, its Canadian retail arm, Chicago-based Harris Bank, a major Mid-west financial services provider, and BMO Nesbitt Burns, one of Canada's largest full-service investment firms

Contacts:

Media Relations
Ian Blair, Toronto, (416) 867-3996
Ron Monet, Montreal, (514) 877-1101
Laurie Grant, Vancouver, (604) 665-7596
Amy Yuhn, Chicago, (312) 461-2478

Investor Relations
Susan Payne, Toronto, (416) 867-6656
Lynn Inglis, Toronto, (416) 867-5452
Amanda Mason, Toronto (416) 867-3562

Internet:
www.bmo.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements, which are made pursuant to the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, comments with respect to our objectives, targets, strategies, financial condition, the results of our operations and our businesses, our outlook for our businesses and for the Canadian and U.S. economies, and risk management.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, targets, expectations, estimates and intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by the following factors: fluctuations in interest rates and currency values; regulatory developments; statutory changes; the effects of competition in the geographic and business areas in which we operate, including continued pricing pressure on loan and deposit products; and changes in political and economic conditions including, among other things, inflation and technological changes. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to BMO Financial Group, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: September 27, 2002

By [signature]

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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